Annual Report

Cover Page

Name of issuer:

Nuu Collective LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 3/30/2016

Physical address of issuer:

181 N. 11th Street studio 406
Brooklyn NY 111211

Website of issuer:

https://nuudiisystem.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

Most recent fiscal   Prior fiscal

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$469,775.00	$378,464.00
Cash & Cash Equivalents:	$125,829.00	$176,304.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$537,677.00	$623,492.00
Long-term Debt:	$1,735,205.00	$1,710,686.00
Revenues/Sales:	$2,610,176.00	$1,129,577.00
Cost of Goods Sold:	$1,164,240.00	$567,381.00
Taxes Paid:	$0.00	$0.00
Net Income:	$152,607.00	($684,207.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Nuu Collective LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Annette Azan	Founder	Nuu Collective LLC	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Annette Azan	CEO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Annette Azan	630000.0 Common Units	63.0
Elizabeth R. Zuber-Sherr	340000.0 Common Units	34.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Market adoption. If we're unable continue to get the word out about our brand, or if enough consumers

the word out about our brand, or if enough consumers do not respond positively to our product, our future performance may be impacted.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The apparel market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels and weather patterns affecting food production.

Should a natural disaster happen at one or both of our production facilities, it may impede the delivery of our products.

The Company development activities require capital. There is no certainty that the initial financing will be sufficient to establish continuous product developments, in which case additional development financing will be required. After this initial round of financing, the Company expects that in 12-14 months it will need another $3 million in additional capital to continue to grow and expand the business successfully. As such, it is absolutely certain that the Company will need additional financing. The ability of the Company to secure future capital will depend on many factors, including continued progress in product sales, the cost of manufacturing and production, market requirements, advertising costs and fluctuations in raw material prices. The Company does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to the Company or its existing investors - particularly in light of current economic conditions, the availability of credit, and other sources of capital. The Company may raise any necessary funds through public or private equity offerings, debt financings, or additional corporate collaboration and licensing arrangements. To the extent the Company raises additional capital by issuing equity securities, the Company's members will experience dilution. If the Company raises funds through debt financings, they may become subject to restrictive covenants. If adequate funds are not available, the Company may be required to delay, scale-back, or eliminate their research and development programs or obtain funds through collaborative partners or others that may require the Company to relinquish rights to certain of the Company's potential product offerings

that they would not otherwise relinquish. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

If there were to be any major long term supply chain issues, or raw material shortages this could impede our ability to manufacture our products, thus effecting sales.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or, an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of any members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	1,000,000	1,000,000	Yes ⌄
Profit Units	100,000	45,332	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	41,332

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Paypal
Issue date	06/27/23
Amount	$125,000.00
Outstanding principal plus interest	$21,000.00 as of 03/09/24
Current with payments	Yes

Daily remittance is 30% based on daily sales through Paypal. Flat fee of 12.5% of principal; no interest rate or maturity date.

Loan

Lender	Shopify
Issue date	10/16/23
Amount	$106,000.00
Outstanding principal plus interest	$100,000.00 as of 03/09/24
Current with payments	Yes

No interest rate or maturity date; flat fee based on 11% and repaymnt based on revenues.

Loan

Lender	Clearco
Issue date	12/15/23
Amount	$59,000.00
Outstanding principal plus interest	$53,000.00 as of 03/14/24
Maturity date	07/30/24
Current with payments	Yes

Loan

Lender	Hans Kaeser
Issue date	01/15/24
Amount	$60,000.00
Outstanding principal plus interest	$61,800.00 as of 03/09/24
Interest rate	15.0% per annum
Maturity date	08/31/24
Current with payments	Yes

Convertible Note

Issue date	08/18/16
Amount	$120,000.00
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$3,500,000.00

Various note dated in 2016 and early 2017; all notes have a maturity date of 12/31/2025.

Convertible Note

Issue date	11/29/21
Amount	$1,136,360.00
Interest rate	4.0% per annum
Discount rate	20.0%
Valuation cap	$6,500,000.00
Maturity date	12/31/25

Various note dates in from mid-2017 through early 2019; all notes have a maturity date of 12/31/2025.

Convertible Note

Issue date	11/30/21
Amount	$30,000.00

Interest rate 4.0% per annum

Discount rate 20.0%

Valuation cap $8,000,000.00

Maturity date 11/30/25

The round opened Dec 1, 21.

Convertible Note

Issue date 01/05/24

Amount $31,000.00

Interest rate 4.0% per annum

Discount rate 20.0%

Valuation cap $8,000,000.00

Maturity date 01/06/28

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2021	Section 4(a)(2)	Convertible Note	$1,136,360	General operations
11/2021	Section 4(a)(2)	Convertible Note	$30,000	General operations
7/2022	Regulation Crowdfunding	Convertible Note	$330,940	General operations
1/2024	Section 4(a)(2)	Convertible Note	$31,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Annette Azan
Amount Invested	$2,381.00
Transaction type	Loan
Issue date	12/14/23
Outstanding principal plus interest	$0.00 as of 03/12/24
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Founder and CEO

Name	Hans Kaeser
Amount Invested	$60,000.00
Transaction type	Loan
Issue date	01/15/24
Outstanding principal plus interest	$61,800.00 as of 03/09/24
Interest rate	15.0% per annum
Maturity date	08/31/24
Current with payments	Yes
Relationship	Investor and husband of CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and

includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Patented, Grab-and-Go Boobwear that addresses fit, function, and fashion. Nuudii has created a boobwear category of its own between bra and braless. Our brand is built on innovation. We use advanced engineering and design to create collections of patented grab-and-go products that are multifunctional and address fit, fashion and function.
Milestones

Nuu Collective LLC was incorporated in the State of Delaware in March 2016.

Since then, we have:

- $6M+ sales with 196% YOY, 78% margin from 2022 to 2023

- 🤝 100,000+ customers in 40+ countries

- 🪨 $1.6M raised, VC, Angel and prior Wefunder

- ✅ 3 approved patents + 2 patents pending, Intl. & domestic trademarks

- Cult-like following, 200,000+ people across social channels

- 🥇 CPG boobwear (new category in a old market); biodegradable packaging

- 📈 $100B+ global market (bras & sports bra) by 2027

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $2,610,176 compared to the year ended December 31, 2022, when the Company had revenues of $1,129,577. Our gross margin was 55.4% in fiscal year 2023, compared to 49.77% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $469,775, including $125,829 in cash. As of December 31, 2022, the Company had $378,464 in total assets, including $176,304 in cash.

- *Net Loss.* The Company has had net income of $152,607 and net losses of $684,207 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $2,272,882 for the fiscal year ended December 31, 2023 and $2,334,178 for the fiscal year ended December 31, 2022.

Liquidity & Capital Resources

To-date, the company has been financed with $352,381 in debt and $1,648,300 in convertibles. After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 60 months before we need to raise further capital. We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future. We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 14 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future

Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Nuu Collective LLC cash in hand is $105,000, as of March 2024. Over the last three months, revenues have averaged $205,000/month, cost of goods sold has averaged $52,317/month, and operational expenses have averaged $152,000/month, for an average net margin of $683 per month. Our intent is to be consistently profitable in 10 months. Since the date of our financials, an existing investor invested $31K on a convertible note, closing the last round. To date in 2024, we have also paid down on our loans; Shopify is now owed $100K (versus EOY 23' $125k), Paypal is owed $21K (versus EOY 23' $41K), and Clearco loan is now $53k. We also received a $60K short loan from Hans Kaeser in January 2024. Our projected revenue in 3 months is $1.14M and the projected revenue in 6 months is $2.6M. Our projected expenses in 3 months is $580,000 and $1,230,000 in 6 months. The $618,000 we raise through Wefunder will provide us with the funding needed for inventory, so we won't have to take out more loans with high fees. Our next financial goal for 2024 is to be cash-positive by year's end. For additional sources of capital aside from Wefunder, we are embarking on our strongest sales quarter of the year, so the increase in revenues will help us tremendously. We will continue to stay scrappy. We do have access to more loans - but are going to try hard to not tap into them. Also we are negotiating better terms with our factory, which will also help with cash flow. All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Annette Azan, certify that:

(1) the financial statements of Nuu Collective LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Nuu Collective LLC included in this Form reflects accurately the information reported on the tax return for Nuu Collective LLC filed for the most recently completed fiscal year.

Annette Azan

Founder

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the

securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their

investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://nuudiisystem.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves

in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Annette Azan

Appendix E: Supporting Documents

ttw_communications_100768_151807.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Nuu Collective Early Bird Convertible Note

SPV Subscription Agreement

NuuCollective Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Annette Azan

Appendix E: Supporting Documents

ttw_communications_100768_151807.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Nuu Collective LLC

By

Annette Azan

Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Annette Azan

Founder and CEO
3/19/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is

irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.